UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38587

Aurora Mobile Limited

(Translation of registrant’s name into English)

31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park,

Nanshan District, Shenzhen, Guangdong 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 (File No. 333-290371) and the registration statement on Form F-3 (File No. 333-294664) of the Company and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Aurora Mobile Limited Announces Second Quarter 2026 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurora Mobile Limited

By	:	/s/ Shan-Nen Bong
Name	:	Shan-Nen Bong
Title	:	Chief Financial Officer

Date: August 20, 2026